SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 6 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 9 hereof; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 11, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1718 (EUR 0.8534 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2021

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2021.

KfW Group’s total assets increased by 0.2%, or EUR 1.0 billion, from EUR 546.4 billion as of December 31, 2020 to EUR 547.4 billion as of June 30, 2021. KfW Group’s operating result before valuation and promotional activities amounted to EUR 915 million for the six months ended June 30, 2021, compared to EUR 967 million for the corresponding period in 2020. The main driver for KfW Group’s operating result before valuation and promotional activities during the six months ended June 30, 2021, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from risk provisions for the lending business in an amount of EUR 277 million for the six months ended June 30, 2021, compared to expenses in an amount of EUR 781 million for the corresponding period in 2020;

•

Positive effects in an amount of EUR 360 million as market values of securities and equity investments increased in the six months ended June 30, 2021, compared to negative effects of EUR 559 million for the corresponding period in 2020;

•

Net losses in an amount of EUR 70 million for the six months ended June 30, 2021 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 184 million for the corresponding period in 2020(1); and

•

Expenses relating to promotional activities in an amount of EUR 44 million for the six months ended June 30, 2021, compared to expenses in an amount of EUR 54 million for the corresponding period in 2020.

KfW Group’s consolidated profit for the six months ended June 30, 2021 amounted to EUR 1,396 million, compared to a loss of EUR 576 million for the corresponding period in 2020.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2021, compared to the corresponding period in 2020.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Six months ended June 30,		Year-to-Year
	2021	2020	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	36,622	48,709	-25
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	4,342	14,182	-69
Equity Financing (KfW Capital)	112	139	-19
Export and Project Finance (KfW IPEX-Bank)	6,507	11,297	-42
Promotion of developing countries and emerging economies	1,941	2,022	-4
of which KfW Entwicklungsbank	1,533	1,423	8
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	409	599	-32
Financial Markets	374	221	69

Total Promotional Business Volume (1)(2)	49,848	76,220	-35

*	Amounts in the table may not add up due to rounding differences.
(1)

Total promotional business volume for the six months ended June 30, 2021 has been adjusted for commitments of EUR 50 million, compared to EUR 350 million for the corresponding period in 2020, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume amounted to EUR 49.8 billion for the six months ended June 30, 2021, compared to EUR 76.2 billion for the corresponding period in 2020. The high promotional business volume for the six months ended June 30, 2020 was driven by increased commitments in KfW’s domestic business, in particular under the KfW Special Program, which was introduced in 2020 as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany (“KfW Special Program 2020”). By comparison, the promotional business volume for the six months ended June 30, 2021, has normalized.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 36.6 billion for the six months ended June 30, 2021, compared to EUR 48.7 billion for the corresponding period in 2020. This decrease was due to lower commitments in SME Bank, mainly driven by significantly lower commitments under the KfW Special Program 2020. This decrease was partially offset by higher commitments in Private Clients, where commitments under KfW’s Energy-efficient Construction and Refurbishment Program increased to EUR 19.2 billion for the six months ended June 30, 2021, compared to EUR 12.7 billion for the corresponding period in 2020.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 4.3 billion for the six months ended June 30, 2021, compared to EUR 14.2 billion for the corresponding period in 2020. As explained above, the high promotional business volume for the six months ended June 30, 2020, was driven by commitments under the KfW Special Program 2020, whereas the promotional business volume for the six months ended June 30, 2021, has normalized.

Commitments related to KfW’s Equity Financing (KfW Capital) business sector amounted to 112 million for the six months ended June 30, 2021, compared to EUR 139 million for the corresponding period in

2020. In the six months ended June 30, 2021, in addition to commitments of EUR 92 million via the ERP Venture Capital Fund investment program, commitments in Equity Financing (KfW Capital) business sector reflected a fiduciary commitment of EUR 20 million that was made by KfW Capital under the Corona Matching Facility (together with the European Investment Fund), which is part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility, which is guaranteed by the Federal Government, is refinanced by KfW.

Commitments in KfW’s Export and Project Finance business sector for the six months ended June 30, 2021 amounted to EUR 6.5 billion, compared to strong commitments of EUR 11.3 billion for the corresponding period in 2020. This decrease was mainly due to significantly lower commitments made by KfW IPEX-Bank in the sectors basic industries, industries and services and aviation, mobility and transport as well as under a Commercial Interest Reference Rate (CIRR) scheme for bank refinancing (ship + ERP finance).

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector remained stable at EUR 1.9 billion for the six months ended June 30, 2021, compared to EUR 2.0 billion for the corresponding period in 2020. Slightly higher commitments of KfW Entwicklungsbank offset lower commitments of private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH compared to the corresponding period in 2020.

Commitments in KfW’s Financial Markets business sector increased to EUR 374 million for the six months ended June 30, 2021, compared to EUR 221 million for the corresponding period in 2020, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2021 totaled EUR 50.5 billion, of which 52.6% was raised in euro, 27.9% in U.S. dollar and the remainder in 12 other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2021

(EUR in millions)*
Borrowings
Short-term funds	48,439
Bonds and other fixed-income securities	383,179
Other borrowings	69,699
Total borrowings	501,318

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	20,807
Fund for general banking risks	600
Revaluation reserve	-933
Total equity	33,411

Total capitalization	534,729

*	Amounts in the table may not add up due to rounding differences.
(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2021, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2021 is not necessarily indicative of its capitalization to be recorded as of December 31, 2021.

KfW Group’s total equity as of June 30, 2021 was EUR 33,411 million, compared to EUR 31,797 million as of December 31, 2020. The increase of EUR 1,614 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 1,396 million for the six months ended June 30, 2021; and

(ii)	an increase of EUR 218 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approvals for other sub-portfolio segments and models in the future.

Based on the results for the six months ended June 30, 2021, KfW’s total capital ratio amounted to 24.1% and its Tier 1 capital ratio according to Article 92 of the CRR also amounted to 24.1%, in each case as of June 30, 2021 (excluding the interim profit of the year to date)(2). On March 31, 2021, the total capital ratio amounted to 24.9% and the Tier 1 Capital ratio amounted to 24.8%. The decrease of the total capital ratio and the Tier 1 capital ratio was mainly due to the implementation of the EU Capital Requirements Regulation II (Regulation EU No 2019/876 (CRR II)).

Other Recent Developments

SME Bank & Private Clients

Since July 1, 2021, KfW has been able to pass on negative interest rates to its financing partners in its on-lending promotional business. While interest rates for final borrowers will remain positive, they may benefit from significant interest rate reductions. In addition, this development enables KfW to offer more differentiated interest rates depending on the promotional objectives pursued.

Furthermore, on July 1, 2021 KfW launched the new program “Federal Funding for Efficient Buildings” in cooperation with the Federal Ministry for Economic Affairs and Energy. It is the follow-up program for KfW’s Program for Energy-Efficient Construction and Refurbishment, which was discontinued as of June 30, 2021.

Funding Volume for 2021

On July 8, 2021, KfW announced that KfW revised the expected volume of long-term funding to be raised in the capital markets in 2021 from a range of EUR 70 billion to EUR 80 billion to a range of EUR 75 billion to EUR 80 billion.

Strategic Shareholdings

HENSOLDT AG. KfW acquired 25.1% of the outstanding shares in HENSOLDT AG, on the basis of a mandate by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft). The acquisition was completed on May 26, 2021.

Executive Board

On June 23, 2021, KfW’s Board of Supervisory Directors appointed Stefan Wintels as new Chief Executive Officer of KfW with effect from October 1, 2021. To ensure a smooth transition, KfW’s Board of Supervisory Directors extended Dr. Günther Bräunig’s term, which originally would have ended on June 30, 2021, until October 31, 2021. Therefore, Dr. Günther Bräunig and Stefan Wintels will act as Co-CEOs in October 2021. Starting on November 1, 2021, Stefan Wintels will be the sole Chief Executive Officer of KfW.

(2)	According to Article 26(2) CRR.

At the end of July 2021, Dr. Ingrid Hengster informed KfW’s Board of Supervisory Directors of her intention to resign from KfW’s Executive Board. KfW’s Board of Supervisory Directors will deal with and decide on Dr. Hengster’s request for a termination agreement in due course.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2020	-10.0	-11.3
3rd quarter 2020	9.0	-3.7
4th quarter 2020	0.7	-2.9
1st quarter 2021	-2.1	-3.1
2nd quarter 2021	1.5	9.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the second quarter of 2021, Germany’s gross domestic product (“GDP”) rose by 1.5% compared to the first quarter of 2021 after price, seasonal and calendar adjustments. After the COVID-19 pandemic caused another decline in economic performance at the beginning of 2021 (-2.1% in the first quarter of 2021 compared to the fourth quarter of 2020), the German economy recovered in the second quarter of 2021, mainly due to higher household and government final consumption expenditure.

GDP in the second quarter of 2021 was up 9.2% on a price and calendar-adjusted basis compared with the second quarter of 2020, the quarter which was substantially affected by the first lockdown imposed on account of the COVID-19 pandemic. GDP was still 3.4% lower in the second quarter of 2021 than in the fourth quarter of 2019, the last quarter unaffected by the COVID-19 pandemic in Germany.

The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2017), as usual. This resulted in changes of -0.3 to +0.6 percentage points of GDP data published so far.

Source: Statistisches Bundesamt, Gross domestic product in the 2nd quarter of 2021 up 1.5% on the previous quarter, press release of July 30, 2021 (https://www.destatis.de/EN/Press/2021/07/PE21_365_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8

In July 2021, the inflation rate in Germany was +3.8% compared to July 2020. As a consequence of the temporary reduction of value added tax (VAT) rates from July 2020 to December 2020, a measure of the Federal Government’s stimulus package, consumer prices had fallen sharply in July 2020. The low price level of a year ago had an upward effect on the price development for many goods and services and, consequently, on the overall inflation rate in July 2021.

The year-on-year increases in the prices of energy products and food had a clear upward effect on the inflation rate as a whole. Excluding the prices of energy products, the inflation rate in July 2021 compared to July 2020 would have been 2.9%. Excluding the prices of both energy products and food, the inflation rate in July 2021 would have been 2.7% compared to July 2020.

The prices of goods overall increased by 5.4% between July 2020 and July 2021, which was above average. Especially the increase in energy product prices (+11.6%) was markedly higher than overall inflation. In addition to the price trend of a year ago (base effect) and the CO2 charge introduced at the beginning of 2021, the increasing inflation rate was also attributable to the current rise in energy prices. Prices were up especially for heating oil (+53.6%) and motor fuels (+24.7%). The prices of natural gas (+4.7%) and electricity (+1.6%) rose, too.

Food prices increased by 4.3% in July 2021 compared to July 2020. In this category, marked price increases were recorded, for example, for vegetables (+7.2%) and edible fats and oils (+6.9%). The prices of goods overall increased by 5.4% in July 2021 compared to July 2020, which was above average. Marked price rises were observed for clothing (+6.2%) and vehicles (+5.2%) as well as furniture and lighting equipment (+4.0%). The prices of services overall increased by 2.2% in July 2021 compared to July 2020.

Compared to June 2021, the consumer price index increased by 0.9% in July 2021. Energy product prices increased by 1.3%, in particular the prices of heating oil (+3.0%) and motor fuels (+2.6%). In addition, in the holiday month of July, seasonal price rises were recorded for overnight stays (+1.8%) and especially package holidays (+22.1%). Food prices increased by 0.4%, while prices of vegetables increased (+1.1%), prices of fruits decreased (-1.2%). Prices of clothing and footwear also decreased (-2.4%), which was mainly due to seasonal reductions in the prices of summer articles.

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate at +3.8% in July 2021, press release of August 11, 2021 (https://www.destatis.de/EN/Press/2021/08/PE21_377_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2020	4.0	3.9
July 2020	4.2	4.0
August 2020	4.1	4.1
September 2020	4.0	4.1
October 2020	3.7	4.1
November 2020	3.8	4.1
December 2020	3.7	4.0
January 2021	4.1	3.9
February 2021	4.2	3.9
March 2021	4.0	3.8
April 2021	3.9	3.8
May 2021	3.6	3.7
June 2021	3.7	3.7

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to June 2020, the number of persons in employment increased in June 2021 by approximately 100,000 or 0.2%. Compared to May 2021, the seasonally adjusted number of persons in employment increased by 78,000, or 0.2%, in June 2021. However, the number of persons in employment is still considerably below the pre-COVID-19 pandemic level. On a seasonally adjusted basis, the number of persons in employment in June 2021 was down by 1.3%, or 573,000, compared to February 2020, the month before restrictions were imposed due to the COVID-19 pandemic in Germany.

In June 2021, the number of unemployed persons increased by 30,000, or 2.0%, compared to June 2020. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2021 stood at 1.58 million, representing a decline of 1.2% compared to May 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in government-subsidized short-term employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, June 2021: employment up 0.2% on the previous month, press release of July 29, 2021 (https://www.destatis.de/EN/Press/2021/07/PE21_361_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – June 2021	January – June 2020
Trade in goods, including supplementary trade items	101.6	80.0
Services	8.6	2.9
Primary income	42.2	39.9
Secondary income	-29.2	-23.3

Current account	123.2	99.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in June 2021: +1.3% on May 2021, press release of August 9, 2021 (https://www.destatis.de/EN/Press/2021/08/PE21_371_51.html).

Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), while the overall COVID-19 case notification rate in Europe declined in June 2021, it has been rising again since July 2021. The Delta variant has emerged as the dominant variant in multiple European countries and the World Health Organization designated the Delta variant as a “variant of concern”. According to the ECDC, without continued mandated non-pharmaceutical intervention measures and further rapid rollout of full vaccination to the public sharp increases in new infections, hospitalizations and deaths may be observed.

In Germany, an increase of COVID-19 cases has been observed since the beginning of July 2021, with most infections being attributed to the Delta variant. Cases of hospitalized patients and patients admitted to intensive care units with COVID-19 have risen slightly since the end of July 2021, but overall numbers are still at a low level compared to total capacity. In light of the continuing increase of cases, the Federal Government and the 16 German federal states (Länder) on August 10, 2021 announced to the imposition of additional measures as of August 23, 2021, to incentivize people to get vaccinated. The measures provide that most people who are not vaccinated will have to undergo COVID-19 testing as a condition for participating in certain public activities including restaurant visits, sports and cultural events. In addition, it was announced that free rapid COVID-19 testing for most people who are not vaccinated will generally no longer be available from October 11, 2021 onwards.

According to ECDC data from August 8, 2021, adults aged 18 years and above in countries of the EU and the European Economic Area (30 countries reporting) have been fully vaccinated at a median of 62.3%. As of August 11, 2021, 56.1% of the German population have been fully vaccinated, whereas 62.8% have received at least one vaccine dose.

On July 1, 2021, the EU Digital COVID Certificate Regulation entered into effect. This regulation sets uniform standards for the issuance, verification and acceptance of certificates evidencing the certificate holder’s COVID-19 status. EU residents may now obtain and use Digital COVID Certificates across the EU to prove that the certificate holder (i) has been vaccinated against COVID-19, (ii) has tested negative for COVID-19 or (iii) has recently recovered from COVID-19.

Sources: European Centre for Disease Prevention and Control, COVID-19 surveillance report, Week 30, 2021, produced on August 5, 2021 (https://covid19-surveillance-report.ecdc.europa.eu/); European Centre for Disease Prevention and Control, COVID-19 Vaccine rollout overview, Week 31, 2021, produced on August 12, 2021 (https://covid19-vaccine-report.ecdc.europa.eu/); European Centre for Disease Prevention and Control, Threat Assessment Brief: Implications for the EU/EEA on the spread of the SARS-CoV-2 Delta (B.1.617.2) variant of concern, dated June 23, 2021 (https://www.ecdc.europa.eu/en/publications-data/threat-assessment-emergence-and-impact-sars-cov-2-delta-variant); Robert Koch Institut, Wöchentlicher Lagebericht des RIK zur Coronavirus-Krankheit-2019 (COVID-19), August 5, 2021 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2021-08-05.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, Stand 11. August 2021 (https://impfdashboard.de/); The European Commission, EU Digital COVID Certificate, accessed on August 12, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans/eu-digital-covid-certificate_en); Die Bundesregierung, Corona-Pandemie, Impfen – ein Schutz für uns alle, published on August 10, 2021 (https://www.bundesregierung.de/breg-de/aktuelles/bund-laender-beratung-corona-1949606).

EU Response to the COVID-19 Pandemic

As of mid-July 2021, the European Commission raised EUR 45 billion through the issuance of bonds under the temporary Next Generation EU recovery instrument, which is aimed at addressing the socioeconomic consequences of the COVID-19 pandemic. The funds will be used for first payments under Recovery and Resilience Facility and various EU budget programs.

Source: European Commission, NextGenerationEU: European Commission raises further €10 billion in a successful third bond to support Europe’s recovery, press release of July 13, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/IP_21_3682).

Monetary Policy Response to the COVID-19 Pandemic

In its recent strategy review, the Governing Council of the European Central Bank agreed a symmetric inflation target of two per cent over the medium term. In support of this target and in line with its monetary policy strategy, the Governing Council announced on July 22, 2021, that it expects the key ECB interest rates to remain at their present or lower levels until it sees inflation reaching two per cent well ahead of the end of its projection horizon and durably for the rest of the projection horizon. This may also imply a transitory period in which inflation is moderately above target. The Governing Council also stated that it continues to expect purchases under the pandemic emergency purchase program (PEPP) in the third quarter of 2021 to be conducted at a significantly higher pace than during the first months of 2021. It also confirmed its other measures to support its price stability mandate, i.e., the level of the key ECB interest rates, its purchases under the asset purchase program (APP), its reinvestment policies and its longer-term refinancing operations.

Sources: European Central Bank, ECB’s Governing Council approves its new monetary policy strategy, press release of July 8, 2021 (https://www.ecb.europa.eu/press/pr/date/2021/html/ecb.pr210708~dc78cc4b0d.en.html); European Central Bank, Monetary Policy Decisions, press release of July 22, 2021 (https://www.ecb.europa.eu/press/pr/date/2021/html/ecb.mp210722~48dc3b436b.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ MARKUS SCHMIDTCHEN
Name: Markus Schmidtchen
Title: First Vice President

By:	/S/ JOCHEN LEUBNER
Name: Jochen Leubner
Title: Vice President

Date: August 12, 2021